788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 15-293
January 13, 2015

Platinum Group Metals Update and First Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the three months ended November 30, 2014 and provides recent highlights and an outlook for 2015. All amounts herein are reported in Canadian dollars unless otherwise specified.

Key accomplishments to date include the advancement of construction at the 82.9% owned WBJV Project 1 Platinum Mine (“Project 1”) in accordance with plan and cost budget estimate, and growth in the large 29 million inferred ounce new discovery at Waterberg. The Waterberg JV is in pre-feasibility and the deposit is still open for expansion.

Platinum Group’s management team has recently been expanded with qualified and experienced professionals being added in all key operational areas. Safety and government interactions have been positive over 2014. The Company’s focus for 2015 will be on the successful start-up of production at Project 1.

Recent Highlights

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At November 30, 2014 the Company’s cash position was $65 million. The Company’s current cash position is approximately $167 million, with the increase being due to the net proceeds of the Company’s offering of common shares that closed on December 31, 2014.

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The management team who will take Project 1 and the Company into production in 2015 has been expanded. Key operational leadership roles have been filled in recent months, including mine general manager, production manager, equipment specialist, engineering specialist, safety and environment manager and a training superintendent.

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The Company achieved solid performance in 2014, with a good safety record, as Project 1 reached 70% completion. Project 1 is planned to be in production in calendar Q4 2015. After a planned two year ramp up period, steady state production is scheduled at 275,000 ounces platinum, palladium, rhodium and gold (“4E”). The Company’s current cash position is projected to be sufficient to complete the mine build to initial production.

Major Items Completed in Calendar 2014:

•	Mill foundations and civil works for the primary mill.
•	Structural steel for mill and flotation circuits largely complete.
•	Mill bearings in place and mill delivered and lifted into position.
•	Stands and civil works for the conveyor from North Mine to mills completed.
•	North change house for 1,200 persons – exterior complete, interior in progress.
•	South change house for 500 persons – exterior complete.

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•	Electrical substation and connections for North and South Mines in place.
•	Water infrastructure for construction and development.
•	Pollution control dams completed.
•	Development along the Merensky Reef and first underground raises started.
•	North Mine development to five mine blocks advancing as planned.
•	Chairlift and conveyor construction in the North Mine commenced.
•	Civils and most steel work for surface ore silo and conveyor transfer points completed.
•	Equipment maintenance shop completed.
•	Two raise bores developed and fans installed for ventilation.
•	South Mine declines advanced to the first turn and 500 meters from ore.
•	Space for underground ore silos and underground workshop completed.
•	Computer access control system installed and operational.
•	Security control center and mill control buildings nearing completion.
•	Over 7,638 meters of access development at North decline as of November 30, 2014.
•	Power infrastructure on track with initial 10 MVA installation complete and an additional 10 MVA service scheduled for completion in 2015.
•	Stockpiling of Merensky Reef development material has begun with approximately 106,084 tonnes on surface
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The South box cut is complete and as of November 30, 2014 underground mining has advanced the material decline for approximately 949 meters and the conveyor decline for approximately 741 meters. In total over 2,206 meters of access development has been completed at the South Mine.

•	Social and Labour Plan, safety, environment and government reports were filed on time with good feedback.
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Current site construction, underground development and management compliment is approximately 1,700 persons. Safety inductions and return to work procedures are complete following the year end break. Ramp-up of activities is in accordance with plan.

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The pre-feasibility study for the Waterberg Joint Venture project as a potential large scale, fully mechanized, decline accessible mine is in progress. A resource update for Waterberg is expected in Q1 calendar 2015. Current resources at Waterberg stand at 29 million ounces 4E including the Waterberg Joint Venture (49.9% effective ownership) and Waterberg Extension (87% effective ownership) (100% basis, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8% respectively. See Technical Report on SEDAR filed December 19, 2014).

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On December 31, 2014, with the strong support of its major shareholders, the Company closed a bought deal financing for gross proceeds of US$113.8 million ($132 million) on the issuance of 214.8 million common shares of the Company, including the partial exercise of an over- allotment by the Agents. Net proceeds were approximately US$106 million ($123 million) after fees, commissions and other costs. The Company estimates institutional ownership of its common shares is now at approximately 90%.

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On December 9, 2014, the Company announced the termination of a proposed bond offering and entered into a term sheet with Sprott Resource Lending Partnership for an operating loan facility of up to US$40 million. The facility is to be available upon the first sale of concentrate from Project 1 in Q4 of calendar 2015, subject to certain terms and conditions, as well as the execution of a definitive credit agreement by January 30, 2015.

PLATINUM GROUP METALS LTD.	…3

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On December 5, 2014, the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the strike continuation of the F Zone for 1.9 kilometers north of the known Waterberg deposit. Hole WE046 D1 returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold). The extent of the F Zone in the area of WE046 now remains open in all directions.

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On October 31, 2014, the Company terminated the November 2013 mandate of a group of lead arrangers for a proposed US$195 million project loan facility. The hedging requirements, security restrictions and costs of this facility were not in line with the Company’s objectives.

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On October 21, 2014 the Company announced the completion of 71,000 meters of vertical core drilling at the Waterberg projects, successfully expanding and detailing the Waterberg T, F and Super F Zones. Intercepts included hole WB123 on the Waterberg JV returning an 80 meter thickness intercept of 4.80 g/t 3E (1.41 g/t platinum, 3.18 g/t palladium, 0.21 g/t gold, 0.10% Cu and 0.23% Ni) from 370 to 450 meters.

WBJV Project 1 Construction Site

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WBJV Project 1 – Flotation Circuit Construction

WBJV Project 1 – Ore Silo, Processing Facility and Tailings Dam Area

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Financial Results for the Three Months Ended November 30, 2014

For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the three months ended November 30, 2014, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

During the three months ended November 30, 2014, the Company incurred a net loss of $5.6 million (November 30, 2013 – net income of $0.47 million). General and administrative expenses during the quarter were $1.8 million (November 30, 2013 - $1.4 million) and gains on foreign exchange were $0.95 million (November 30, 2013 – $0.89 million). Finance income consisting of interest earned and property rental fees in the quarter amounted to $1.2 million (November 30, 2013- $0.98 million). Loss per share for the quarter amounted to $0.01 as compared to a loss of Nil per share for the comparative period in fiscal 2014.

Amounts receivable at November 30, 2014 totalled $8.0 million while accounts payable and accrued liabilities amounted to $26.9 million. Amounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing equipment procurement, construction, development, exploration and administration costs.

During the quarter ended November 30, 2014, total expenditures by the Company for development, construction, equipment and other costs for Project 1 were approximately $45.5 million. Expenditures by the Company during the quarter for exploration on the Waterberg projects were approximately $3.7 million, with a further $1.6 million funded by joint venture partner, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

As of November 30, 2014 approximately US$343 million of development and construction investment has been completed at Project 1 within a total peak-funding estimate of US$502 million.

Outlook

The Company’s key business objective and focus for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to achieve first production in calendar Q4 2015.

The Company also plans to advance both the Waterberg JV Project and the Waterberg Extension Project through project and infrastructure engineering as well as modest confirmation drilling and exploration activities.

During 2015 the Company will be speaking with its partners and other third parties interested to become involved at Waterberg. The Company will consider transactions with the potential to provide funding for additional work. The goal will be to keep the Waterberg projects advancing and on track to the completion of the planned pre-feasibility study and beyond while maintaining our interest in the Waterberg JV and maintaining an effective majority interest in the Waterberg Extension. We plan to work with Macquarie Bank in South Africa to identify financing alternatives for our Black-Economic Empowerment partners so that they may become fully funded at both Project 1 and at Waterberg.

We believe that the market for platinum and palladium will be in deficit for 2015 and this along with a lower South African Rand will provide a positive environment to commence production.

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Technical Report Filed

The Company has filed on SEDAR a National Instrument 43-101 technical report on December 19, 2014. The report, entitled “Amended and Restated Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23 14' 00”S, Longitude 28 55' 00”E)” is effective October 21, 2014 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, and Alan Goldschmidt, B.Sc. (Hons) Geology, GDE, Pr.Sci.Nat., MGSSA of Coffey Mining (SA) Pty Ltd. A copy of the report can be found at www.sedar.com and www.sec.gov and on the Company’s website.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 Platinum Mine and the exploration and a resource update and pre-feasibility study on the newly discovered 29 million ounce Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project. The Company is planning initial platinum production in the fourth quarter of calendar 2015, at the WBJV Project 1 Platinum Mine.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of Platinum Group Metals Ltd.

R. Michael Jones

CEO, Co-founder and Director

For further information contact:
          R. Michael Jones, President
          or Kris Begic, VP, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450
          www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the operating loan facility, including the terms, potential completion and the use of proceeds of such facility, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating with potential investors; that investors may require terms that differ from those set forth in this news release; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.